Exhibit (a)(5)(F)

Company Contact: Lisa D. Lettieri Scientific Games Corporation 212-754-2233

ACQUISITION OF MDI ENTERTAINMENT, INC. COMPLETED

        NEW YORK, NY, JANUARY 22, 2003 SCIENTIFIC GAMES CORPORATION (NASDAQ: SGMS) today announced that its subsidiary, Blue Suede Acquisition Corp., a wholly-owned subsidiary of Scientific Games International, Inc., has completed the previously announced acquisition of MDI Entertainment, Inc. On January 9, 2003, Scientific Games acquired 8,616,738 of the outstanding shares of MDI through a successful tender offer of $1.60 per share, in cash. Such shares, along with shares already owned by Blue Suede and the shares purchased from Steven Saferin pursuant to a separate stock purchase agreement, represented a total of approximately 13,020,240 shares, or approximately 92% of MDI's outstanding common stock.

        Following the successful conclusion of the tender offer, the acquisition of the remaining shares of MDI was completed through the purchase of shares of MDI from Steve Saferin pursuant to the stock purchase agreement followed by a short form merger.

        Under the terms of the merger, the remaining shares of MDI common stock were converted into the right to receive $1.60 per share in cash, subject to applicable provisions of Delaware law. As a result of the merger, MDI became a wholly-owned subsidiary of Scientific Games International. Accordingly, MDI has filed an application to terminate the registration of its common stock under the Securities Exchange Act of 1934, eliminating its obligation to file periodic financial and other information with the SEC.

Contacts: For Scientific Games Investors: Lisa D. Lettieri Scientific Games Corporation 212-754-2233	Scientific Games Media Contact: Shelley Spector Spector Associates, Inc. 212-943-5858	For MDI, Inc.: Thomas Ryan Ryan and Duffy 203-222-9013